pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Response Submitted to BCEAO

Vancouver BC,  March 12, 2014:  Pacific Booker Minerals Inc. is pleased to announce that the Company has submitted a response to the letter from the Associate Deputy Minister and Executive Director of the BC Environmental Assessment Office (“EAO”), Doug Caul, dated January 24, 2014, regarding the opportunity for Pacific Booker to respond to the updated version of the September 20, 2012 Recommendations of the Executive Director report in regards to the Company’s application for an Environmental Assessment Certificate.

At the request of the Company, Klohn Crippen Berger (“KCB”) has prepared a report that clarifies the remaining concerns of the EAO regarding the Morrison Copper/Gold Project.  This information should allow the EAO and the Ministers to make an informed decision with respect to supporting the EAO Conclusion that “EAO is satisfied that the Assessment process has adequately identified and addressed the potential adverse environmental, economic, social, heritage and health effects of the proposed Project, having regard to the successful implementation of the conditions and the mitigation measures set out in Schedule B to the draft EA Certificate”.

The EAO’s January 24, 2014 letter outlines the key conclusions of the December 9, 2013 decision of the British Columbia Supreme Court in Pacific Booker Minerals Inc. v. British Columbia (Environment), 2013 BCSC 2258.  The important elements that apply to the Company in addressing the concerns underlying the negative recommendation include:

•

The rejection “failed to comport with the requirements of procedural fairness”;

•

Pacific Booker should not have been prevented from “learning at least the substance of the recommendations”;

•

Stipulated that: On the reconsideration, Pacific Booker and the interveners will be entitled to be provided with the Executive Director’s recommendations, if any, to the Ministers, and will be entitled to provide a written response to the recommendations.

The EAO letter also outlines the substance of the key concerns underlying the negative recommendation, which are summarized as follows:

1.

“The project design provides for end-stage mitigation rather than up-front prevention of metal leaching and acid rock drainage.”

2.

“The project design is based on the unproven assumption that effluent to be discharged directly into Morrison Lake would be diffused by the behaviour of the Lake.”

3.

“Provincial technical reviewers expressed significant concerns about whether the proposed measure (geomembrane liner of the 5 km2) would work as modeled.”

4.

“The project has the potential to result in significant long-term financial and environmental liabilities”.  These aspects relate to the size of the reclamation bond and the proximity to valued fish resources.

5.

“The project was opposed by Gitxsan and Gitanyow Nations and Lake Babine Nation”.

Furthermore, the Company recognizes that “the Executive Director was of the view that the Company should consider feasible design alternatives for its proposed mine”.  It is the Company’s interpretation of this comment that the substance of this view is associated with the design alternative of placing potentially acid generating mine rock into the tailings storage facility (TSF) as opposed to infilling the open pit on mine closure.

In addition, the economic effects on the Province was raised as a concern as part of the Executive Director’s recommendations.

KCB believes that the Project design is protective of the environment and clarification of the rationale and the potential for environmental effects are presented within the report.  To further support the assessment, three Technical Expert Opinions are included for lake modeling of water quality predictions, aquatic effects and geomembrane liners.

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On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml